December 30, 2005

Jay Ingram, Esq.
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Fit For Business International, Inc. ("FFB")
         Registration Statement on Form SB-2
         File No. 333-122176

Dear Mr. Ingram:

We have reviewed your December 22, 2005 letter and have the following responses:

General
-------

     1. When discussing the possible section 5 violation, please make clear the activities of Fort Street Equity as an underwriter in the distribution of these shares on behalf of the company and the potential liability resulting as an underwriter in this offering.

ANSWER: We have disclosed the possible Section 5 violation in the Risk Factors and MD&A section. In both sections, we have disclosed Fort Street Equity's activities as an underwriter in the distribution of these shares on behalf of the Company and the potential liability resulting as an underwriter in this offering.


Risk Factors page 7
--------------------

     2. Risk factor 2 should clearly discuss in the subheading and in the risk factor narrative the potential rescission liability as a result of the possible section 5 violation, The narrative should make clear the total dollar amount of possible rescission liability.

ANSWER: In Amendment No. 8 to Form SB-2, we have revised the Risk Factor subheading and body of the risk factor to discuss the potential rescission liability, specifically, the total dollar amount of possible rescission liability.

Management's Discussion and Analysis, page 17
---------------------------------------------

     3. Please add back the results of operations for the year ended June 30, 2005 as compared to the same period in 2004.

ANSWER: In Amendment No. 8 to Form SB-2, we have updated the disclosure as requested.

     4. The possible rescission liability should be discussed in the beginning of the MD&A section and should be discussed in greater detail. Focus on the potential liability to the company and discuss the impact this could have upon your liquidity and capital resources.

ANSWER: In Amendment No. 8 to Form SB-2, we have updated the disclosure as requested.

     5. Update the disclosure regarding loans due to (from) related parties as of the most recent financial statements.

ANSWER: In Amendment No. 7 to Form SB-2, this has already been disclosed in the "Loans Due To (From) Related Parties" table in the prospectus at page 66.

Financial Statements
--------------------
Options Granted to Fort Street Equity
-------------------------------------

     6. You have represented that the $10,000 cash payment made by Fort Street Equity is the fair value of the option. This results in the payment of Fort Street of $0.005 per share. We also note that Fort Street has sold approximately 600,000 of these options to other parties at a price range of $0.17 - $0.30 per share. Given the difference in these amounts, please explain to us how you determined that the $10,000 payment represents fair, value. Provide us with, your supporting analysis.

ANSWER: Discussion and Disclosure of Events and Transactions
        ----------------------------------------------------

On November 10, 2003, Fit For Business (Australia) Pty Limited, an Australian private company ("FFB Australia") and party to the reverse merger transaction effected under a Share Exchange Agreement (the "Exchange Agreement") on September 14, 2004, with Fit For Business International, Inc., a Nevada corporation and formerly Patient Data Corporation ("FFBI"), entered into an agreement with Fort Street Equity, Inc. ("Fort Street") whereby Fort Street would assist FFB Australia with the following: (i) the identification of a corporation validly organized in the United States with which FFB Australia could realize a reverse merger; and (ii) the completion and filing of a Registration Statement on Form SB-2 with the SEC for the purpose of raising capital from the issuance of common stock in the public markets of up to $4.5 million. The agreement between Fort Street and FFB Australia provided that the estimated cost of completing a reverse merger with a U.S. corporation would be between $265,000 and $290,000. Further, the agreement provided for the payment of a retainer fee by FFB Australia to Fort Street against costs and expenses of the reverse merger of $100,000. Additional amounts were to be paid as the reverse merger process moved ahead. However, the agreement between FFB Australia and Fort Street did not specifically provide for or indicate fees or commissions payable to Fort Street for its services as part of the reverse merger transaction; only a range of funds to be paid (as indicated above) to Fort Street for the completion of the reverse merger, where the costs of the reverse merger would be born by Fort Street. The initial capital formation activity conducted by FFBI and Fort Street was not successful due to the fact that the organization and completion of a reverse merger with a validly organized corporation in the United States could not be effected. FFBI and Fort Street initiated a second capital formation activity that resulted in the Exchange Agreement between FFB Australia and FFBI, as described above, and the current activity to file a Registration Statement on Form SB-2 with the SEC.

In June 2004, as part of the second capital formation activity and prior to the effective date of the Exchange Agreement, Mr. Mitchell Stough, Managing Member of Fort Street ("Stough"), and Mr. Kevin Murray, a business consultant from Toronto, Canada ("Murray"), contacted Mr. C. Anthony Ferracone, the then President and Sole Director of FFBI ("Ferracone"), for the purpose of arranging the reverse merger. Both Stough and Murray previously had been in contact and discussions with the President of FFB Australia, Mr. Mark A. Poulsen ("Poulsen"), before the effective date of the agreement with Fort Street (November 10, 2003), and, through individual letter agreements (the "Letter Agreements") dated September 1, 2003, personally executed between the parties (considered outside the framework of the operations of FFB Australia), Stough and Murray agreed to perform financial advisory services for Poulsen in connection with the planned FFB Australia reverse merger transaction for fees in the form of shares of common stock to be transferred to them, or their nominees, from the common stock issued to Poulsen from a successful reverse merger transaction valued at .75% of the value of any common stock acquired by Poulsen from such reverse merger. Following the completion of the Exchange Agreement, Poulsen transferred, in satisfaction of the Letter Agreements with Stough and Murray, 112,500 shares of common stock received by Poulsen under the Exchange Agreement to Kellie Stough, the wife of Stough, as his nominee; and, 112,500 shares of common stock received by Poulsen under the Exchange Agreement to Louise Murray, the wife of Murray, as his nominee.

As part of the reverse merger process between FFB Australia and FFBI, and prior to the execution of the Exchange Agreement, FFBI, Fort Street, Ferracone, Stough and Murray completed the following transactions:

      1. Subsequent to July 25, 2004, Ferracone, for consulting services rendered in connection with the reverse merger, was paid $10,000 in cash. As FFBI was essentially a dormant shell at the time with virtually no assets or operations, the funds were paid to Ferracone by FFBI from the proceeds of the sale of 2,000,000 options to purchase common stock sold to Fort Street (see below).

      2. On July 25, 2004, FFBI, in order to meet its obligation for consulting services related to the reverse merger to Ferracone, granted and sold 2,000,000 stock options to purchase a like number of shares of common stock to Fort Street for $10,000. The sale by FFBI of the 2,000,000 options to purchase common stock to Fort Street was not considered as "compensation for services" by Fort Street, but as a financing transaction by FFBI whereby funds were raised to pay Ferracone in connection with the completion of the reverse merger transaction.

      3. On August 6, 2004, Fort Street purchased 914,000 shares of common stock of FFBI from an existing shareholder(s) for an undisclosed amount.

      4. On August 6, 2004, Murray purchased 750,000 shares of common stock of FFBI from an existing shareholder(s) for an undisclosed amount.

Prior to the sale of 2,000,000 options to purchase the same number of shares of common stock to Fort Street for $10,000, or $.005 per share, the only transaction recorded on the books of account of FFBI was the issuance of 5,000,000 shares of common stock on May 30, 2001, to former officers and directors for services rendered in connection with the formation of FFBI. The value of the services rendered by the former officers and directors was $5,000, or $.001 per share, the par value of the common stock of FFBI.

Supporting Analysis of Value of Stock Options
---------------------------------------------

The following illustrates the analysis of the determination of value of the stock options sold to Fort Street:

              Value of services provided by Ferracone                  $10,000
                                                                       =======
              Par value of common stock                                $.001
                                                                       =====
              Incremental value ($.001 each year) - years 2001-2004    $.004
                                                                       =====
              Determined value - Total par value + incremental value   $.005
                                                                       =====
              Number of options to be granted at determined value
              ($10,000 divided by $.005)                               2,000,000
                                                                       =========

Value of Stock Options Sold by Fort Street

Subsequent to the purchase of the stock options by Fort Street, FFBI converted its convertible promissory notes in two transactions as follows:

      1. On September 20, 2004, 420,000 shares of common stock were issued in connection with the call and conversion of convertible notes with a unit value of 42 units for $140,000, or $0.33 per share.

      2. On September 29, 2004, 450,000 shares of common stock were issued in connection with the call and conversion of the remaining convertible notes with a unit value of 45 units for $225,000, or $0.50 per share.

Under the terms of the Option Agreement, the exercise price of the options is the higher of $0.50 per share or the average trading price of FFBI's common stock over the preceding ten business days prior to exercise of the options, less a discount of 40 percent. Since no trading value has been established for FFBI's common stock, and the only historical values established for FFBI's common stock result from the conversion of promissory notes (as indicated above), Fort Street has applied the option price formula to its sales of approximately 600,000 options as follows:

           Historical range of prices per share of common stock    $0.33 - $0.50
           (from transactions involving conversion of notes)

           Discount per option pricing formula                          40%

           Price range generally used by Fort Street               $0.17 - $0.30

     7. Tell us whether the option was intended to reflect compensation to Fort Street for services rendered or to be rendered, or for financing purposes.

ANSWER: The stock options to purchase 2,000,000 shares of common stock sold by FFBI to Fort Street for $10,000 were not intended to reflect compensation to Fort Street for services rendered or to be rendered, but, as explained above, were for financing purposes in connection with the payment for services rendered by Ferracone.

     8. We note the language in paragraph 4 of the Stock Option Agreement that discusses the non-assignability of the option. At the time the option was granted, did you intend for Fort Street to sell the options to other parties and lend the sale proceeds to you? If not, tell us when this arrangement was agreed to by Fort Street and Fit For Business.

ANSWER: In the Private Placement Subscription & Receipt for Shares Agreement executed on July 24, 2004, which was the predecessor agreement to the Stock Option Agreement executed on July 25, 2004, under the Section "Representations and Acknowledgments", paragraph (a), it states:

         "(a) The undersigned represents that he/his company is acquiring the options for investment for his own account and not with a view to resell or otherwise distribute such options; that he does not intend to divide his participation with others or to resell or otherwise dispose of all of any part of such options unless and until he determines at some future date that changed circumstances not now in contemplation make such disposition advisable. . ."

This paragraph differs from paragraph 4 of the Stock Option Agreement as to non-assignability of the options without the consent of FFBI. However, at the time the options were sold to Fort Street, it was not the intent of FFBI or Fort Street that such options would be re-sold, or that the proceeds from such sales would be loaned to FFBI under the terms of promissory notes. The decision to enter into such transactions between Fort Street and FFBI was made in May 2005, when it became apparent that the timeframe for completion of the Registration Statement on Form SB-2 with the SEC would need to be extended, and additional resources would be needed to complete such registration process and sustain the operations of FFBI.

     9. Tell us more about the parties, other than the Wendts, who purchased the options from Fort Street.

ANSWER: Further information relating to the parties who purchased the options from Frost Street Equity is as follows:

Ralston Superannuation Fund, a related party. This superannuation fund has as Trustees Prins Ralston and his spouse Leanne Ralston. Prins Ralston is the Chief Operating Officer and Senior Vice President of FFBI. Prins and Leanne Ralston are Australian Citizens and reside in Brisbane, Australia.

Bruce Gilling, an unrelated party. Mr. Gilling is a self employed consultant who is a British citizen currently residing in Florida, USA. Mr. Gilling is a personal acquaintance of Mr. Poulsen.

Therese Mulherin, a related party. Ms. Mulherin is a part-time employee of FFBI. Ms. Mulherin is an Australian citizen residing in Brisbane, Australia.

Mark Hoey, a related party. Mr. Hoey is a common share stockholder of FFBI prior to acquiring the Options. Mr. Hoey is employed as an Airline Pilot by Cathay Pacific Airlines. Mr. Hoey is an Australian citizen currently residing in Hong Kong.

Kelly Superannuation Fund is an unrelated party. This superannuation fund has as Trustees Michael Kelly and his spouse Angelique Kelly. Ms. Kelly is an accountant and personal acquaintance of Ms. Sandra Wendt. Michael and Angelique Kelly are Australian Citizens and reside in Brisbane, Australia.

Keith Appleby, an unrelated party. Mr. Appleby is a professional investor who is an Australian citizen and resident of Brisbane, Australia. Mr. Appleby is a personal acquaintance of Mr. Poulsen.

None of the option holders had any prior relationship with Michell Stough or Fort Street Equity before entering into their respective Option Purchase Agreements.

     10. Tell us whether Fit for Business has any obligation to repurchase the options.

ANSWER: FFBI has no obligation to repurchase any of the options sold by Fort Street.

     11. When the holders choose to exercise the options, tell us whether they will seek settlement directly from Fit for Business or from Fort Street Equity.

ANSWER: When and if the holders of the stock options decide to exercise their options, they will seek settlement directly with the Company (FFBI) and not Fort Street.

     12. We note that Fort Street is a shareholder of Fit for Business, and if the remaining options were exercised, would hold an ownership interest of approximately 14%. Tell us how you determined that Fort Street did not qualify as a "principal stockholder" as defined in paragraph 395 of SFAS 123.

ANSWER: Under paragraph 395 of SFAS 123, the definition of "Principal Stockholder" is as follows: "One who owns 10 percent or more of an entity's common stock or has the ability, directly or indirectly, to control or significantly influence the entity."

FFBI currently has 1,000,000 shares of preferred stock issued and outstanding, 20,870,000 shares of common stock issued and outstanding, and 2,000,000 options which may be exercised to purchase a like number of shares of common stock. While such preferred shares are non-participating, each preferred share is entitled to fifty (50) votes in a general meeting of the stockholders. As such, the holder of the 1,000,000 shares of preferred stock outstanding would be entitled to 50,000,000 votes in a general meeting of the stockholders. Fort Street is not a stockholder of preferred stock, only common stock. It currently owns 914,000 shares of common stock, beneficially owns through Kelly Stough 112,500 shares of common stock, 750,000 shares of common stock through Mitchell Stough, and has 1,434,006 options which may be exercised to purchase a like number of shares of common stock. If such options were exercised, Fort Street would own approximately fourteen (14%) percent of the outstanding common shares of FFBI, but only have four and four-tenths (4.4%) percent of the stockholder vote in a general meeting. As such, the management of the Company believes that Fort Street does not have the ability, directly or indirectly, to control or significantly influence FFBI, even with the exercise of its options to purchase common stock. For this reason, Fort Street has not been considered as a "principal stockholder" in the Registration Statement.

13. We note your discussion of the potential Section 5 violation with respect to the shares that Fort Street sold to various individuals. Due to the fact that the shares sold are subject to rescission, it appears that the promissory notes should be classified as short term as opposed to long term. Please explain to us your reason for maintaining the liabilities as long term or revise to reclassify the promissory notes to short term on the face of the balance sheet.

ANSWER: The management of the Company has evaluated the possible Section 5 violation with respect to the options to purchase shares of common stock that Fort Street sold to various individuals, and the related possibility of rescission. After considerable discussion and consultation with legal counsel, management of FFBI has determined that the matter, under SFAS No. 5 "Contingencies" is "possible", but not "probable" of occurrence. In addition, management of the Company intends to hold all promissory notes until the maturity date, which is in the year 2009. As such, additional disclosures regarding possible rescission have been made in the financial statements, as required, but no reclassification to current liabilities has been undertaken related to the promissory notes.

Part II Information Not Required in Prospectus
----------------------------------------------
Recent Sales of Unregistered Securities
---------------------------------------

     14. Please add disclosure regarding the transaction that is now subject to possible rescission liability in part II of the registration statement as a recent sale of unregistered securities.

ANSWER: In Amendment No. 8 to Form SB-2, we have added the transaction that is now subject to possible rescission liability to Item 26, Part II.

Exhibits
--------

     15. We note the $33,273 loan from Kamaneal Investments on November 25, 2005. Please file the loan agreement as an exhibit.

ANSWER: There is no loan agreement. As disclosed within Amendment 8 of Form SB-2, the loan was given under the same terms and conditions that related to the previous loans from Kamaneal Investments dating back to at least June 30, 2003, as disclosed in the "Loans Due To (From) Related Parties" table on page 66.



Very truly yours,

ANSLOW & JACLIN, LLP
BY: s/s ANSLOW & JACLIN, LLP
         ANSLOW & JACLIN, LLP
RIA/